                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                              MEDCO RESEARCH, INC.
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                            (Name of Subject Company)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class Of Securities)

                                   584059109
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                                 (CUSIP Number)

                           KING PHARMACEUTICALS, INC.
                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8000
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            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                               November 30, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 2
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
1.       Names of Reporting Persons. S.S. or                 King Pharmaceuticals, Inc.
         I.R.S. Identification Nos. of Above                 54-1684963
         Persons

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2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)                  OO, WC
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5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization                Tennessee
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Number of Shares          7.      Sole Voting Power          2,339,692*
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting              0
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           2,339,692*
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive         0
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 2,339,692*
         by Each Reporting Person
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12.      Check if the Aggregate Amount is                    [ ]
         Row (11) Excludes Certain Shares (See
         Instructions)
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13.      Percent of Class Represented by Amount              19.9%**
         in Row (11)
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14.      Type of Reporting Person (See                       CO
         Instructions)


*The shares that are the subject of this filing are purchasable by King Pharmaceuticals, Inc., a Tennessee corporation ("King") upon exercise of an option (the "Option") issued to King pursuant to a stock option agreement dated November 30, 1999 (the "Option Agreement"), and described in Item 4 of this report. Prior to the exercise of the Option, King is not entitled to any rights as a shareholder of Medco Research Inc., a Delaware corporation (the "Company"), as to the shares covered by the Option. King expressly disclaims beneficial ownership of any of the shares of common stock, no par value (the "Common Stock") of the Company which are purchasable by King upon exercise of the Option.

**The Option relates to up to 2,339,692 shares of the Common Stock, which represents approximately 19.9% of the total shares of Common Stock issued and outstanding as of November 30, 1999 or reserved for issuance pursuant to employee plans, without taking into effect the shares issuable under the Option.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, no par value (the "Common Stock"), of Medco Research, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 7001 Weston Parkway, Suite 300, Cary, North Carolina 27513.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This statement is filed by King Pharmaceuticals, Inc., a Tennessee corporation ("King"). The principal business address of King is 501 Fifth Street, Bristol, Tennessee 37620. The principal business of King is the manufacturing, marketing and selling of branded and generic prescription pharmaceutical products.

         The names of the directors and executive officers of King and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Schedule I to this Schedule 13D and are specifically incorporated herein by reference.

         (d) During the last five years, neither King, nor to the best of King's knowledge, any of the individuals named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither King, nor to the best of King's knowledge, any of the individuals named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.



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

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Option Agreement described in Item 4, the Company has granted to King the option to purchase up to the lesser of 2,339,692 shares of the Common Stock or 19.9% of the issued and outstanding Common Stock on the date of exercise, at a price of $30.00 per share, exercisable only upon the occurrence of certain events, none of which has yet occurred (the "Option"). It is presently anticipated that, should any purchase of the Common Stock be made by King pursuant to the Option Agreement, or otherwise, the source of any funds used in any such purchase would be provided from King's working capital, from borrowings and from other sources yet to be determined.

ITEM 4. PURPOSE OF TRANSACTION.

        On November 30, 1999, King and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") filed as an exhibit to this Schedule and incorporated herein by reference, pursuant to which the Company agreed to merge with and into King (the "Merger") in a tax-free pooling of interests transaction, with King as the surviving corporation. The Merger is subject to receipt of regulatory approval, as well as an affirmative vote of the shareholders of the Company and certain other closing conditions. It is currently estimated that the Merger will be consummated in the first six months of 2000, subject to satisfaction of such closing conditions.

        Under the terms of the Merger Agreement, which has been approved by the boards of directors of both companies, holders of the Common Stock will be entitled to receive a certain number of shares of King common stock in exchange for shares of the Common Stock. The terms of the Merger Agreement fix the common stock exchange ratio at 0.6818 shares of King common stock for each share of the Common Stock, provided that the average closing price of King common stock during the twenty (20) consecutive trading days ending on the third day preceding the Company's shareholder meeting is between $33.00 and $49.87 per share. If the average closing price of King common stock is above $49.87 per share, King will deliver the number of shares of King common stock to provide a purchase price of $34.00 per share of the Common Stock. If the average closing price of King common stock is below $33.00 per share, King will deliver the number of shares of King common stock to provide a purchase price of $22.50 per share of the Common Stock. King may elect not to proceed with the transaction if the average closing price of King common stock falls below $30.00 per share. Based on the closing price of King common stock on December 17, 1999, the merger values each share of the Common Stock at $34.00.

        As a inducement and prerequisite to King's entering the Merger Agreement, simultaneously with the execution of the Merger Agreement, on November 30, 1999, the Company and King entered into the Option Agreement, a copy of which is filed as an exhibit to this Schedule and incorporated herein by reference, and the summary contained herein is qualified in its entirety by reference thereto. The Option Agreement grants King the option to buy up to 19.9% of the issued and outstanding shares of the Common Stock at an exercise price of $30.00 per share. The number of shares issuable upon exercise of the Option and the exercise price of the Option are subject to adjustment to prevent dilution.

        The Option is intended to increase the likelihood that the merger will be completed. The Option Agreement may have the effect of discouraging persons who might now or in the future be interested in acquiring all of, or a significant interest in, the Company's securities or its assets before the completion of the merger. If the merger agreement is terminated and King's option to purchase the Common Stock becomes exercisable, the Company will not be able to account for future transactions as a "pooling-of-interests" for a period of two years. This inability to obtain pooling-of-interests accounting treatment could adversely affect the Company's ability to enter into future transactions.

        Subject to conditions, King may exercise the Option in whole or in part if the merger agreement is terminated due to the occurrence of an event which requires payment of the termination fee by the Company.


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
         Generally, King may exercise the Option within 18 months following the occurrence of any event which would require the payment of a termination fee. The Option terminates (a) at the effective time of the merger, (b) if King terminates the agreement because of King's average closing share price for any twenty-trading day period is less than $30 per share, or (c) the merger agreement is terminated under circumstances other than those which would or could require payment of the termination fee by the Company under the merger agreement.

         If, after the Option becomes exercisable but before the Option terminates, any person or group:

         (a) makes a bona fide proposal regarding:

                  (1) a tender offer or exchange offer for 50% or more of the then outstanding shares of the Common Stock,

                  (2) a merger, consolidation or other business combination with the Company, or

                  (3) an acquisition of a material portion of the Company's assets;

         or

         (b) acquires 50% or more of the then outstanding shares of the Common Stock;

then King, instead of exercising the Option, may request that the Company pay King an amount of cash equal to the Cancellation Amount, as defined below. If the Company pays King the Cancellation Amount in full, the Option will be canceled.

         The "Cancellation Amount" is an amount equal to:

                  the excess over $30.00 of the greater of:

                  - the last sale price of a share of the Common Stock as reported on the New York Stock Exchange on the day prior to the day on which King requests that the Company pay the Cancellation Amount, or

                  - the highest price per share of the Common Stock offered or proposed to be paid or paid by any person or group in connection with a proposal under (a)(1),
                           (a)(2) or (b) above; or

                  - the aggregate consideration offered to be paid or paid in any transaction or proposed transaction under
                           (a)(3) above, divided by the number of shares of the Common Stock then outstanding;

multiplied by the number of shares then covered by the Option. King's "Total Profit" from the option is limited to $17.0 million. "Total Profit" includes the amount realized by the sale of option shares to a third party (reduced by the option price) plus the amount of any Cancellation Amount paid by the Company to King, plus any termination fee paid by the Company to King. Total Profit is reduced by any payments made by King to the Company and by the value of any canceled option shares.

         The Cancellation Amount and the amount of any profit King receives from selling shares of the Common Stock underlying the Option will be reduced by an amount equal to any termination fee the Company pays to King.

         The Option Agreement grants registration rights to King with respect to the shares of the Common Stock covered by the Option.

         Except as set forth in this Item 4, the Merger Agreement or the Option Agreement, neither King nor, to the best of King's knowledge, any of the individuals named in Schedule I to this Schedule 13D, has any plans or proposals which relate to or which would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


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
ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) Pursuant to the Option Agreement, King has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to the lesser of 2,339,692 shares of the Common Stock or 19.9% of the issued and outstanding Common Stock on the date of exercise (without taking into account the shares issuable upon exercise of the Option), at a price of $30.00 per share. If King were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, King disclaims beneficial ownership of all shares of the Common Stock to which the Option relates. Other than as set forth in this Item 5, to the best of King's knowledge, neither King nor any subsidiary or affiliate of King or any of its or their executive officers and directors beneficially owns any shares of the Common Stock.

         (c) Neither King, nor to the best of King's knowledge, any of the individuals named in Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

         (d) So long as King has not purchased the Common Stock subject to the Option, King does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.
         (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Simultaneously with the execution of the Merger Agreement and the Option Agreement, on November 30, 1999, King entered into a voting agreement with the directors and an executive officer of the Company (the "Voting Agreement"), pursuant to which each grants King an irrevocable proxy to vote all of the shares of the Common stock owned by these shareholders in favor of the Merger. As of November 30, 1999, the Company's shareholders who entered into the Voting Agreement collectively owned 122,320 shares of the Commons Stock. Their share ownership represented approximately 1.0% of the Company's outstanding Common Stock. None of the Company's shareholders who are parties to the Voting Agreement were paid additional consideration for entering into the Voting Agreement. Subject to restrictions in the affiliate agreements, these shareholders may sell any of their shares of the Common Stock before the Company's special meeting. The Voting Agreement will terminate upon the earliest to occur of the following:

         (a) the date and time that the merger becomes effective;

         (b) the date the Merger Agreement is terminated; or

         (c) if the Merger Agreement is terminated under certain circumstances and the Company is obligated to pay King a termination fee, the date the fee is paid.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         1. Agreement and Plan of Merger, dated as of November 30, 1999, by and among Medco Research, Inc., King Pharmaceuticals, Inc. and Merlin Acquisition I Corp.

         2. Stock Option Agreement, dated as of November 30, 1999, between Medco Research, Inc. and King Pharmaceuticals, Inc.

         3. Voting Agreement, dated November 30, 1999, by and among King Pharmaceuticals, Inc., Merlin Acquisition I Corp., and certain stockholders of Medco Research, Inc.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                      KING PHARMACEUTICALS, INC.

                                      By: /s/ John M. Gregory
                                          --------------------------------------
                                          John M. Gregory





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
                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           KING PHARMACEUTICALS, INC.


The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. ("King") are set forth below. If no business address is given, the director's or executive officer's business address is 501 Fifth Street, Bristol, Tennessee, 37620. All directors and executive officers listed below are citizens of the United States.

                                   Present Principal Occupation or Employment and
        Name                       Business Address
        ----                       ----------------------------------------------
John M. Gregory                    Chairman of the Board and Chief Executive Officer

Jefferson J. Gregory               Director of King and President of King Pharmaceuticals
                                   and President of Parkedale Pharmaceuticals, Inc., a wholly owned subsidiary of King

Joseph R. Gregory                  Vice Chairman of the Board and President of Monarch
                                   Pharmaceuticals, Inc., a wholly owned subsidiary of King

Brian G. Shrader                   Chief Financial Officer

James E. Gregory                   Executive Vice President, General Manager (Bristol)

R. Henry Richards, M.D.            Executive Vice President, Medical Affairs

Ernest C. Bourne                   Director of King and President of King's International
                                   Division

Lois A. Clarke                     Director of King;
                                   Executive Vice President and Chief Financial Officer
                                   The United Company
                                   1005 Glenway Avenue
                                   Bristol, VA 24203

Frank W. De Friece, Jr.            Director of King;
                                   Serves in various capacities with the Massengill De Friece
                                   Foundation
                                   113 Landmark Lane
                                   Bristol, TN 37620

D. Greg Rooker                     Director of King;
                                   President
                                   Family Community Newspapers of Southwest Virginia
                                   460 W. Main Street
                                   Wytheville, VA 24382

Ted G. Wood                        Director of King;
                                   President
                                   United Operating Companies
                                   1005 Glenway Avenue
                                   Bristol, VA 24203


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

                                  EXHIBIT INDEX

         EXHIBIT                         DESCRIPTION
         -------                         -----------
            A       Agreement and Plan of Merger, dated as of November 30, 1999, by and among Medco Research, Inc., King Pharmaceuticals, Inc. and
                    Merlin Acquisition I Corp.

            B Stock Option Agreement, dated as of November 30, 1999, between Medco Research, Inc. and King Pharmaceuticals, Inc.

            C       Voting Agreement, dated November 30, 1999, by and among King
                    Pharmaceuticals, Inc., Merlin Acquisition I Corp., and certain stockholders of Medco Research, Inc.



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